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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Timbrel Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Century Parkway, Suite 500
(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anna Tatum	678-954-4028	atatum@timbrel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

500 Ridgefield Court	Asheville	NC	28806
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anna Tatum, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Timbrel Capital, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NANCY L LANIER
NOTARY PUBLIC
COMMISSION EXPIRES JANUARY 24, 2029
DEKALB COUNTY, GEORGIA

Signature: ____________________

Title: Chief Accounting Officer

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Timbrel Capital, LLC
Financial Statements
December 31, 2024

Timbrel Capital, LLC
Financial Statements
Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Timbrel Capital, LLC
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Timbrel Capital, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule 1, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule 2, Additional Notes (the Supplemental Information) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Forvis Mazars, LLP

We have served as the Company's auditor since 2021

Asheville, North Carolina

March 31, 2025

Timbrel Capital, LLC
Balance Sheet
As of December 31, 2024

Assets

Cash	$	16,592
Prepaid expenses		21,457
Right to use asset		7,822
Total assets	$	45,871

Liabilities and Member's Equity

Liabilities:		
Due to affiliate		2,493
Lease liability		8,759
Total liabilities		11,252
Member's equity		34,619
Total liabilities and member's equity	$	45,871

Timbrel Capital, LLC
Statement of Operations
For the Year Ended December 31, 2024

Expenses:	
Compensation	$ 8,000
Regulatory fees	19,101
Professional fees	20,790
Rent	2,577
Other	1,426
	51,894
Net Loss	$ (51,894)

The accompanying notes are an integral part of these financial statements

Timbrel Capital, LLC
Statement of Member's Equity
For the Year Ended December 31, 2024

Balance at December 31, 2023	$	61,513
Member contribution		25,000
Net loss		(51,894)
Total changes in equity		(26,894)
Balance at December 31, 2024	$	34,619

The accompanying notes are an integral part of these financial statements

Timbrel Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net Loss	$	(51,894)
Adjustments to reconcile net loss to net cash		
(used in) operating activities:		
Amortization of right of use asset		2,045
Changes in assets and liabilities:		
Prepaid expenses		(2,699)
Due from affiliate		12,313
Due to affiliate		1,838
Reduction of lease liability		(2,161)
Net cash (used in) operating activities		(40,558)
Cash flows from financing activities:		
Member contribution received		25,000
Net cash provided by financing activities		25,000
Net change in cash		(15,558)
Cash at beginning of year		32,150
Cash at end of year	$	16,592

The accompanying notes are an integral part of these financial statements

Timbrel Capital, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2024

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation
Timbrel Capital, LLC (the "Company"), was formed in 2018 as a Limited Liability Company under the laws of the State of Georgia as a wholly owned subsidiary of Timbrel Holdings, LLC ("TH") which is a wholly owned subsidiary of SFA Holdings, Inc ("SFAH"). The Company operates as a Managing Broker Dealer acting as conduit between investment product sponsors and retail broker dealers and their registered representatives who present investment securities to their clients for purchase. In addition, the Company provides consulting services to investment product sponsors and others. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates in Financial Statements
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Disclosures
In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (ASU 2023-07). The standard requires disclosure of the Chief Operating Decision Maker (CODM) and information about segment expenses.

The company has one operating segment, broker dealer services.

The company's CODM is the President and CEO who assesses the Company's performance and makes decisions about resource allocation. The CODM regularly uses GAAP income before taxes to evaluate the segment's performance and allocate capital. The information regularly provided to the CODM on the segment's and expenses align with the categories presented in the Statement of Operations. The total assets presented in the Statement of Financial Condition represents the assets of the reportable segment.

The Company adopted the standard effective January 1, 2024.

Concentrations of Credit Risk
Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts.

Income Taxes
The Company is a limited liability company disregarded for federal and state income tax purposes and taxable income and losses are included in the consolidated income tax return of SFAH. The Company does not have any uncertain tax positions.

Right of Use Asset and Lease Liability
The right of use asset represents the Company's right to use office space for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-line basis over the lease term.

Note 2: Related Party Transactions

During 2024, the Company paid SFAH rent of $2,709 under a sublease dated April 30, 2014, as amended January 1, 2016 and January 1, 2020 (the "Sublease"). The Sublease automatically renews annually for an additional year unless notice of termination is given by the Company. However, the lease is reasonably assured to be renewed through the termination of the SFAH master lease. During 2024, the Company paid SFAH $8,000 for salaries and benefits by SFAH on behalf of the Company. As of December 31, 2024, the Company owes SFAH $2,493.

Note 3: Commitments and Contingencies

As of December 31, 2024, the Company had one Sublease (see Note 2) with SFAH for office space under an operating lease agreement. The initial term of the Sublease ended on December 31, 2020, with automatic annual renewals unless terminated. The SFAH master lease has a maturity date of April 30, 2028. The right-of-use asset and lease liability were recognized at lease commencement by calculating the present value of lease payments over the lease term of the SFAH master lease using a discount rate based on the SFAH long-term borrowing rate of 5.25%. The right of use asset and the lease liability were $7,822 and $8,759 as of December 31, 2024, respectively. Total operating lease payments were $2,709 for the year ended December 31, 2024.

Minimum payments under the lease as of December 31, 2024 are as follows:

2025	2,777
2026	2,846
2027	2,918
2028	988
Total undiscounted lease payments	9,529
Effect of discounted cash flows	(770)
Total lease liability	$ 8,759

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year. The Company is also responsible for certain variable operating costs as part of the Sublease. The right of use liability does not include the variable lease costs as they are accounted for separately. There were no variable lease costs in 2024.

Note 4: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Company's minimum net capital requirement is $5,000. At December 31, 2024, the Company had net capital of $13,162, which was $8,162 in excess of its required net capital. The percentage of aggregate indebtedness to net capital was 26.70% as of December 31, 2024.

Note 5: Subsequent Events

Management evaluates events occurring subsequent to the date of the consolidated financial statements in determining the accounting for and disclosure of transactions and events that affect the consolidated financial statements. Subsequent events have been evaluated through March 31, 2025, the date the financial statements were issued. On March 25, 2025, the Company received $50,000 in new capital from TH.

Supplemental Information

Timbrel Capital, LLC
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

Total member's equity	$	34,619
Deduct amounts not allowable for net capital:		
Prepaid expenses		21,457
Total member's equity qualified for net capital		13,162
Net capital	$	13,162
Minimum net capital	$	5,000
Minimum net capital based on aggregate indebtedness	$	5,000
Excess net capital	$	8,162
Aggregate indebtedness	$	3,514
Percentage of aggregate indebtedness to net capital		26.70%

Note: There were no material differences between the calculation of net capital per Part II-A of the Focus Report X-17A5 as of December 31, 2024 and the calculation of net capital per the audited financial statements as of December 31, 2024.

Timbrel Capital, LLC
Schedule 2 – Additional Notes
As of December 31, 2024

Computation for Determination of the Reserve Requirement under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information related to Possession or Control Requirements under SEC Rule 15c3-3:

The Company meets the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the year ended December 31, 2024.



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Timbrel Capital, LLC
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Management's Exemption from Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Timbrel Capital, LLC (the "Company") identified the following provision of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the condition set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

Forvis Mazars, LLP

Asheville, North Carolina

March 31, 2025

Timbrel Capital, LLC
Management's Exemption from Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2024

Timbrel Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k) throughout the most recent fiscal year without exception.

Timbrel Capital, LLC

I, Anna E. Tatum, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Anna E. Tatum
Chief Accounting Officer
March 31, 2025